Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
December 29, 2010

3.	News Release
December 29, 2010 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. announced that it has been advised by its partner, Merck (known as MSD outside the United States and Canada), that the current review of vernakalant (oral) is complete, and that Merck has informed Cardiome of its next steps in clinical development for vernakalant (oral) beginning in 2011.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name:	Curtis Sikorsky
Title:	Chief Financial Officer
Phone No.:	604-677-6905

9.	Date of Report
January 3, 2011

Per:	“Curtis Sikorsky”
Curtis Sikorsky,
Chief Financial Officer

SCHEDULE “A” - PRESS RELEASE

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME PROVIDES UPDATE FOR ORAL
 VERNAKALANT DEVELOPMENT PROGRAM

Vancouver, Canada, December 29, 2010 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it has been advised by its partner, Merck (known as MSD outside the United States and Canada), that the current review of vernakalant (oral) is complete, and that Merck has informed Cardiome of its next steps in clinical development for vernakalant (oral) beginning in 2011.

“We are delighted that Merck has confirmed its plans for development of vernakalant (oral), and we look forward to working with them as they advance the vernakalant (oral) program to maximize its full potential,” said Doug Janzen, Chief Executive Officer and President of Cardiome.

Merck Cardiome Agreement
In April 2009, Cardiome and Merck announced a collaboration and license agreement for the development and commercialization of vernakalant.  The agreement provides Merck Sharp and Dohme Corp. (formerly known as Merck & Co., Inc.) with exclusive global rights to vernakalant oral formulation for the maintenance of normal heart rhythm in patients with atrial fibrillation (AF), and provides another Merck affiliate, Merck Sharp & Dohme (Switzerland) GmbH, with exclusive rights outside of the United States, Canada and Mexico to vernakalant IV formulation for rapid conversion of recent onset AF to sinus rhythm in adults.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Risks, uncertainties and factors that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks, uncertainties and factors related to the fact that: we cannot predict with certainty the future actions of our collaborative partners; we, together with our collaborative partners, may not be able to successfully develop all or any of our current or future products and may not be able to obtain regulatory approval in targeted indications for our current or future products in all markets; we may not achieve or maintain profitability; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital as and when required; we depend on our collaborative partners to perform their obligations under licensing or other collaborative agreements; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; any of our products that obtain regulatory approval will be subject to extensive post-market regulation that may effect sales, marketing and profitability; any of our products that are successfully developed may not achieve market acceptance; we rely on third parties for the continued supply and manufacture of our products and have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters, including with respect to our ability to protect our intellectual property; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.